Exhibit 99.1

STANDARD LITHIUM LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

Dated: May 20, 2026

Meeting Details

Date:	July 16, 2026
Time:	10:00 a.m. (Pacific time)
Place:	Virtual

STANDARD LITHIUM LTD.
1625 – 1075 West Georgia Street
Vancouver, BC, Canada, V6E 3C9

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders of Standard Lithium Ltd. (the “Company”) will be held virtually on July 16, 2026 at 10:00 a.m. (Pacific time).

The Meeting will be a virtual meeting conducted via live webcast and accessible online at https://virtual-meetings.tsxtrust.com/1924 at 10:00 a.m. (Pacific time) on July 16, 2026. Please note that this site may not be fully accessible on all Internet browsers (Note – please do not use Internet Explorer). If you are unable to join the Meeting through your usual browser, we suggest trying to access the Meeting via a different browser. Registered and beneficial shareholders entitled to vote may attend and vote at the Meeting. Shareholders will be able to submit questions during the live webcast.

The Meeting will be held for the following purposes:

1.	to receive the audited financial statements of the Company as at and for the financial year ended December 31, 2025, together with the report of the auditor thereon;

2.	to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the board of directors to fix the remuneration of the auditor;

3.	to set the number of directors for the ensuing year at nine (9);

4.	to elect directors to hold office for the ensuing year;

5.	to re-approve the Company’s rolling stock option plan (the “Option Plan”), as set out under the heading “Approval of Option Plan” in the attached Circular;

6.	to re-approve the Company’s long term incentive plan (the “Incentive Plan”), as set out under the heading “Approval of Incentive Plan” in the attached Circular; and

7.	to transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the accompanying Circular.

The Company has decided to use the notice and access procedure (“Notice and Access”) available in National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Meeting materials to its shareholders. Under Notice and Access, instead of receiving printed copies of the Circular, shareholders will receive a notice (the “Notice and Access Notice”) containing instructions on how to access such materials electronically. Together with the Notice and Access Notice, shareholders will also receive a proxy (“Proxy”) (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders) (collectively, the “Meeting Materials”), enabling them to submit their voting instructions ahead of the Meeting. The Meeting Materials will be posted on the Company’s website at https://www.standardlithium.com/iinvestors/reports-and-filings/ and will remain on the website for one year. The Meeting Materials will also be available on the Company’s corporate profile of the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at www.sedarplus.com. Pursuant to Notice and Access provisions, registered and beneficial shareholders are entitled to request delivery of a paper copy of the Circular at the issuer’s expense.

If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than any of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and vote on your behalf at the Meeting.

A shareholder who is unable to attend the Meeting and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed Proxy and deliver it in accordance with the instructions set out in the Proxy and in the Circular.

We strongly encourage shareholders to attend the Meeting and to vote their shares by Proxy prior to the Proxy cut-off at 10:00 a.m. (Pacific time) on July 14, 2026.

As set out in the notes, the enclosed Proxy is solicited by management; however, you may amend it by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 20th day of May, 2026.

By order of the Board of Directors.

STANDARD LITHIUM LTD.

/s/ “David Park”
David Park
Director and Chief Executive Officer

STANDARD LITHIUM LTD.
1625 – 1075 West Georgia Street
Vancouver, BC, Canada V6E 3C9

MANAGEMENT INFORMATION CIRCULAR

(containing information as at May 20, 2026 unless otherwise stated)

For the Annual General and Special Meeting
to be held at 10:00 a.m. (Pacific time) on July 16, 2026

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by management (the “Management”) of Standard Lithium Ltd. (the “Company”), for use at the Annual General and Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of the Company to be held on July 16, 2026, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

The enclosed form of proxy (the “Proxy”) is solicited by Management. The solicitation will be primarily by mail; however, Proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

VIRTUAL ONLY MEETING FORMAT

The Meeting will be a virtual meeting conducted via live webcast and accessible online at https://virtual-meetings.tsxtrust.com/1924 starting at 10:00 a.m. (Pacific time) on July 16, 2026. Please note that this site may not be fully accessible on all Internet browsers (Note - please do not use Internet Explorer). If you are unable to join the Meeting through your usual browser, we suggest trying to access the Meeting via a different browser. Registered and beneficial Shareholders entitled to vote may attend and vote at the Meeting. Shareholders will be able to submit questions during the live webcast.

We strongly encourage Shareholders to attend the Meeting and to vote their shares by Proxy prior to the Proxy cut-off at 10:00 a.m. (Pacific time) on July 14, 2026.

NOTICE AND ACCESS

The Company has decided to use the notice and access procedure (“Notice and Access”) available in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Meeting materials to its Shareholders. Under Notice and Access, instead of receiving printed copies of the Circular, Shareholders will receive a notice (the “Notice and Access Notice”) containing instructions on how to access such materials electronically. Together with the Notice and Access Notice, Shareholders will also receive a Proxy (in the case of registered Shareholders) or a voting instruction form (“VIF”) (in the case of non-registered Shareholders) (collectively, the “Meeting Materials”), enabling them to submit their voting instructions ahead of the Meeting. The Meeting Materials will be posted on the Company’s website at https://www.standardlithium.com/investors/reports-and-filings/ and will remain on the website for one year. The Meeting Materials will also be available on the Company’s corporate profile of the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at www.sedarplus.com. Pursuant to Notice and Access provisions, registered and beneficial Shareholders are entitled to request delivery of a paper copy of the Circular at the issuer’s expense.

APPOINTMENT OF PROXYHOLDERS

The persons named in the Proxy are representatives of the Company.

A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder’s behalf at the Meeting other than the persons named in the accompanying Proxy (the “Proxyholder”). To exercise this right, a Shareholder shall strike out the names of the persons named in the accompanying Proxy and insert the name of the Shareholder’s nominee in the blank space provided or complete another suitable form of proxy.

A Proxy will not be valid unless it is duly completed, signed and deposited with the Company’s registrar and transfer agent, TSX Trust Company (“TSX Trust”) at P.O Box 721, Agincourt, Ontario, M1S 0A1, Canada, or by fax at 1-416-607-7964, or by scan and email to proxyvote@tmx.com not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. A Proxy must be signed by the Shareholder or by his or her attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

VOTING BY PROXYHOLDER

Manner of Voting

The common shares of the Company (the “Common Shares”) represented by the Proxy will be voted for, against or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the Proxy with respect to any matter to be acted upon, the Common Shares will be voted accordingly. On any poll, a Proxyholder will vote the Common Shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for, withhold or against any resolution, the Proxyholder will do so in accordance with such direction.

The Proxy, when properly signed, confers discretionary authority on the Proxyholder with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the Proxyholder.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the motions proposed to be made at the Meeting as stated under the headings in this Circular.

Revocation of Proxy

A Registered Shareholder (defined below) who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by personally attending the Meeting online, or by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited with the Company’s registrar and transfer agent, TSX Trust by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada, or by fax at 1-416-607-7964, or by scan and email to proxyvote@tmx.com, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

If you are a non-registered Shareholder and wish to revoke or change your prior instructions, you must contact your intermediary well in advance of the Meeting and follow its instructions. Intermediaries may set deadlines for the receipt of revocations that are further in advance of the Meeting than those set out elsewhere in this Circular and related Proxy materials and, accordingly, any such revocation should be completed in coordination with your intermediary well in advance of the deadline for submitting Proxies or VIFs to ensure it can be given effect to at the Meeting.

Voting Thresholds Required for Approval

In order to approve a motion proposed at the Meeting, a majority of not less than one-half of the votes cast will be required (an “Ordinary Resolution”) unless the motion requires a special resolution, in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, Common Shares held by Shareholders of the Company who have an interest in the subject matter of the resolution, as set out in the TSX Venture Exchange (the “Exchange”) Corporate Finance Manual, will be excluded from the count of votes cast on such motion.

ADVICE TO REGISTERED SHAREHOLDERS

Shareholders whose names appear on the records of the Company as the registered holders of Common Shares (the “Registered Shareholders”) may choose to vote by Proxy or attend the Meeting and vote virtually.

Registered Shareholders can vote in one of the following ways:

Internet, Email and Mail

To vote by Internet, go to www.meeting-vote.com and follow the instructions on screen. You will need your control number, which appears below your name and address on the Proxy.

To vote by fax or email, complete both sides of the Proxy, sign and date it and fax both sides to our transfer agent, TSX Trust, Attention: Proxy Department, to 416-607-7964 or scan and email to proxyvote@tmx.com.

To vote by mail, complete, sign and date the Proxy and return it in the envelope provided, or send it to: TSX Trust, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

At the Meeting

Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

a)	Type in https://virtual-meetings.tsxtrust.com/1924 on your browser at least 15 minutes before the Meeting starts;

b)	Click on “I have a control number”;

c)	Enter your 13-digit control number (on your Proxy);

d)	Enter the password: standard2026 (case sensitive); and

e)	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click on “Submit”.

Returning your Proxy

Registered Shareholders who choose to submit a Proxy may do so by completing, signing, dating and depositing the Proxy with TSX Trust not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. The Proxy may be signed by the Shareholder or by his or her attorney in writing, or, if the Registered Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

If the Meeting is postponed or adjourned, we must receive your completed Proxy by 10:00 a.m. (Pacific time), two full business days before any adjourned or postponed Meeting at which the Proxy is to be used. Late Proxies may be accepted or rejected by the Chair of the Meeting at their discretion and they are under no obligation to accept or reject a late Proxy. The Chair of the Meeting may waive or extend the Proxy cut-off without notice.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold Common Shares in their own name.

Shareholders who do not hold their Common Shares in their own name (the “Beneficial Shareholders”) should note that only Proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a Shareholder by an intermediary, such as a brokerage firm, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s intermediary or an agent of that intermediary, and consequently the Shareholder will be a Beneficial Shareholder. In Canada, the vast majority of such Common Shares are registered under the name CDS & Co. (being the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The Common Shares held by intermediaries or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, an intermediary and its agents are prohibited from voting shares for the intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the Common Shares on how to vote such Common Shares on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies the voting instruction forms, mails those voting instruction forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the voting instruction forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that voting instruction form to vote Common Shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such Common Shares are voted.

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities which they own (“OBOs” for objecting beneficial owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” for non-objecting beneficial owners). The Company does not intend to pay for intermediaries to deliver these Meeting Materials to OBOs and, as a result, OBOs will not be sent paper copies unless their intermediary assumes the costs.

Non-Objecting Beneficial Owners

Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs. This year, the Company will rely on those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF from the Company’s transfer agent, TSX Trust. These VIFs are to be completed and returned to TSX Trust in the envelope provided or by facsimile. In addition, TSX Trust provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. TSX Trust will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

The Meeting Materials are being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder and the Company or its agent has sent these proxy-related materials to you directly, please be advised that your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these proxy-related materials to you directly, the Company (and not the intermediaries holding securities on your behalf) has assumed responsibility for (i) delivering the proxy-related materials to you and (ii) executing your proper voting instructions as specified in the VIF. Please return your voting instructions as specified in the request for voting instructions.

Objecting Beneficial Owners

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

Applicable regulatory rules require intermediaries to seek voting instructions from OBOs in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by OBOs in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to an OBO by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the OBO.

The form of proxy provided to OBOs by intermediaries will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Broadridge typically supplies voting instruction forms on behalf of intermediaries, mails those forms to OBOs, and asks those OBOs to return the forms to Broadridge or follow specific telephonic or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the Common Shares to be represented at the meeting. An OBO receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such Common Shares are voted.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of the directors or officers of the Company, at any time since the beginning of the Company’s last financial year, nor any proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors. Directors and officers may however be interested in the re-approval of the rolling stock option plan (the “Option Plan”) and the long term incentive plan (the “Incentive Plan”) as detailed under the headings “Re-approval of Option Plan” and “Re-approval of Incentive Plan”, respectively, below, as such persons are entitled to participate in the Option Plan and the Incentive Plan.

RECORD DATE, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

A Shareholder of record at the close of business on May 20, 2026 (the “Record Date”) who either personally attends the virtual Meeting or who has completed and delivered a Proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such Shareholder’s Common Shares voted at the Meeting, or any postponement or adjournment thereof.

The Company’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares (“Preferred Shares”), without par value. As at the Record Date, the Company has 243,859,072 Common Shares issued and outstanding, with each Common Share carrying the right to one vote. As at the Record Date, no Preferred Shares are issued and outstanding.

Principal Holders of Voting Securities

To the best of the knowledge of the directors and officers of the Company, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

EXECUTIVE COMPENSATION

The following information is presented in accordance with Form 51-102F6 – Statement of Executive Compensation and sets forth compensation of the Company for the year ended December 31, 2025.

All amounts represented in this Statement of Executive Compensation are in United States dollars unless stated otherwise.

General

The following terms when used in this section will have the following meanings:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“Director” means an individual who acted as a director of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

During the financial year ended December 31, 2025, the Company had four (4) NEOs: David Park, CEO and Director; Dr. Andy Robinson, President, Chief Operating Officer (“COO”) and Director; Salah Gamoudi, CFO; Michael Barman, Chief Development Officer (“CDO”).

Elements of NEO Compensation

Compensation of NEOs is reviewed annually and recommended to the Board for approval by the compensation committee (the “Compensation Committee"). The level and elements of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, experience and capabilities, expected time commitments, past performance and the availability of financial resources.

In the Compensation Committee’s view, there has previously been no need for the Company to design or implement a formal compensation program for NEOs.

Set forth below is a table that describes the elements of NEO compensation:

Element	Description	Objectives
Base salary	Base salary is determined through an analysis that considers the expected nature and quantity of duties and responsibilities, experience and capabilities, past performance, expected time commitments and the availability of financial resources.	To attract, retain and motivate NEOs.

Annual cash bonuses (Short Term Incentives)	Annual cash bonuses comprise a portion of variable compensation for NEOs and is designed to reward NEOs on an annual basis for achievement of short-term business objectives and individual performance and objectives.	Recognize and pay for performance of NEOs and attract, retain and motivate NEOs.
Options, RSUs and DSUs (Long Term Incentives)	Equity compensation comprises a portion of variable compensation for NEOs and is designed to reward NEOs for achievement of business objectives and individual performance, as well as align NEO performance with those of Shareholders and the long-term objectives of the Company.	Recognize and compensate performance of NEOs, attract, retain and motivate NEOs, and align performance of NEOs with those of Shareholders and long-term objectives of Company.

Compensation Risk Considerations

The Compensation Committee takes a balanced approach by using both short-term and long-term incentives which are based on both business objectives and individual performance as discussed above. The Company’s compensation strategy identifies the maximum number of awards granted under the Option Plan and Incentive Plan. This strategy achieves the objectives of aligning the interests of NEOs and Shareholders and attracting, motivating, and retaining NEOs who are instrumental to the Company’s success while limiting excessive risk taking.

The Company does not currently prohibit NEOs or Directors from purchasing financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Company to such individuals as compensation or held, directly or indirectly, by the NEO or Director. However, to the best of the Company’s knowledge, no NEO or Director of the Company has purchased such financial instruments.

Based on its review of the Company’s compensation policies and practices, the Compensation Committee has not identified any risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee will continue to review the Company’s compensation strategy, policies and practices on an annual basis to ensure that risk related to compensation of NEOs and Directors is mitigated.

Performance Graph

The following graph compares the percentage change in cumulative total Shareholder return for $100 invested in the Common Share against the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Metals and Mining Index for the five-year period beginning January 1, 2021.

The amounts in the graph above and chart below are as of January 1 and December 31 in each of the years 2021, 2022, 2023, 2024 and 2025.

Index	January 1, 2021	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
Standard Lithium Ltd.	100.00	432.39	131.93	89.18	64.58	197.85
S&P/TSX Composite Index	100.00	125.63	110.72	126.71	141.69	195.86
S&P/TSX Composite Metals and Mining Index	100.00	95.82	91.65	94.95	110.52	249.62

Notes:

1.	All figures are calculated using the US dollar exchange rate on each date listed in the table, respectively, as provided by the Bank of Canada. For all non-trading days, the exchange rate is calculated as of the last trading day prior to such date.

As shown in the graph above, through the year ended December 31, 2025, the S&P/TSX Composite Metals and Mining Index outperformed the Company’s Common Share price, though the Company outperformed the S&P/TSX Composite Index. The Company believes that the decrease in its performance during the fiscal periods ended December 31, 2022 to 2024 was largely due to the market-wide devaluation of lithium. However, during the year ended December 31, 2025, the Company’s Common Share price outperformed the S&P/TSX Composite Index and the S&P/TSX Composite Metals and Mining Index year-over-year performance. The Company believes this is largely due to market-wide strength of the metals, mining and critical minerals sectors, as well as the Company’s continued progress on its South West Arkansas and East Texas properties projects, being co-developed with its joint venture partner Equinor ASA. Key milestones during the year ended December 31, 2025 included the establishment of a unit and related royalty by the Arkansas Oil and Gas Commission for the first phase of the South West Arkansas project, completion of the Definitive Feasibility Study, continued development and exploration of the East Texas properties including publishing a maiden inferred resource report for the first proposed project on the East Texas properties, the Franklin Project, and successful equity financing. The Company also continues to operate its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at the LANXESS Corporation’s South plant in southern Arkansas. The demonstration plant uses direct lithium extraction technology to selectively extract lithium from brine that is a by-product of existing bromine production facilities run by LANXESS Corporation. The demonstration plant is being used for proof-of-concept, process refinement, operator training for future commercial facilities, and for commercial feasibility studies.

The trend in overall compensation paid to the Company’s NEOs over this time has not directly tracked to the performance of the Company’s Common Shares or the noted indices. Given the Company’s stage of development, the Company’s Common Share price can be volatile and is currently not a significant factor in cash compensation considerations. The value of Option (defined below) and Share Unit (defined below) awards is influenced by the Company’s Common Share price performance.

Share-Based and Option-Based Awards

The Company currently has two equity incentive plans: (i) the Option Plan, and (ii) the Incentive Plan.

The Option Plan is designed to motivate NEOs and Directors by providing them with the opportunity, through stock options (each, an “Option”), to acquire an interest in the Company and benefit from the Company’s growth.

The Incentive Plan provides for the grant of rights to acquire any number of Common Shares (each, a “Share Unit”), from time to time that each represent the right to receive, subject to adjustments in certain circumstances, one Common Share in consideration for past performance upon expiry of an applicable restricted period, the holder ceasing to be involved with the Company or the satisfaction of certain established performance conditions.

See “Option Plan” and “Incentive Plan” below for summaries of the equity incentive plans.

Other than the Option Plan and Incentive Plan, the Company does not offer any long-term incentive plans, share compensation plans, pension plans, or any other such benefit programs for NEOs.

As noted above, compensation of NEOs, including the award of Options and Share Units, is reviewed annually and recommended to the Board for approval by the Compensation Committee. The number of Options and Share Units is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, experience and capabilities, past performance, expected time commitments, availability of financial resources and comparative analysis of peer group compensation. The Compensation Committee takes into account the maximum number of awards available for grant under the Option Plan and Incentive Plan, in addition to previous grants, when considering new grants under any equity incentive plan.

Compensation Committee

The Compensation Committee reviews annually and recommends to the Board compensation for NEOs. The Compensation Committee may meet more frequently during the year to review compensation matters and may engage third party consultants to assist in evaluating compensation matters.

The current members of the Compensation Committee are Jeffrey Barber (Chair), Robert Cross and Claudia D’Orazio, all of whom are independent1 and all of whom have direct experience that is relevant to their responsibilities in executive compensation. Dr. Volker Berl resigned from the Compensation Committee on April 7, 2025.

Jeffrey Barber (Chair)

Mr. Barber serves as an independent Director of the Company and is the chair of the Compensation Committee and a member of the Audit Committee. Mr. Barber has worked closely with various public company boards and executive teams to assist in capital markets initiatives and advise on go-public transactions, valuations and M&A mandates. Most recently, Mr. Barber was a co-founder and CFO of Hiku Brands until the company’s sale in 2018. From 2012 to 2016, Mr. Barber was a co-founder and managing partner of a boutique M&A advisory firm in Calgary. Prior thereto, Mr. Barber spent many years covering the energy sector on investment banking and research teams at Canaccord Genuity Corp. and Raymond James Ltd. Mr. Barber began his career as an economist with Deloitte LLP. Mr. Barber is a CFA charter holder and holds a master’s in finance and economics from the University of Alberta.

Robert Cross

Mr. Cross currently serves as the non-executive chair of the Company and is a member of the Compensation Committee and the HSSE Committee. Mr. Cross has more than 30 years of experience as a company founder, financier, and advisor in the mining and oil & gas sectors. Between 2004 and 2016 he was co-founder and Chair of Bankers Petroleum Ltd. From 2002 until 2007, he served as Chair of Northern Orion Resources Inc. Between 1996 and 1998, Mr. Cross was Chair and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. Mr. Cross has an engineering degree from the University of Waterloo, and he received his MBA from Harvard Business School in 1987.

1 “Independent” means “independent” within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees.

Claudia D’Orazio

Ms. D’Orazio serves as an independent Director of the Company and is a member of the Compensation Committee and the chair of the audit committee (the “Audit Committee”). Ms. D’Orazio has been an executive at Centerra Gold Inc. since February 2020 and is currently their Executive Vice President, People, Technology and Supply Chain. Ms. D’Orazio has over 30 years’ experience as a Senior Executive and has an extensive background in accounting, human resources, risk management, internal audit, information technology, supply chain management, M&A integrations, treasury and finance. Prior to joining Centerra, Ms. D’Orazio held several executive roles at Pembina Pipeline Corporation from 2006 to 2020 including, Corporate Controller, Vice President & Treasurer, Vice President Risk and Compliance, Vice President M&A Integrations and Vice President Human Resources. She also held several leadership roles at the Royal Bank of Canada and began her career as an auditor at KPMG Canada. Ms. D’Orazio holds a Bachelor of Commerce degree, specializing in Accounting & Management Information Systems and has her CPA designation from McGill University. She also holds the ICD.D designation granted by the Institute of Corporate Directors from the Rotman School of Management, University of Toronto.

Compensation Consultant

During the fiscal period ended December 31, 2025, the Company engaged Lane Caputo Compensation Inc. (“Lane Caputo”), an independent third party, to review and evaluate compensation paid to the Board, CEO, COO and President, CFO and key senior manager roles. The Compensation Committee and senior management reviewed Lane Caputo’s findings and recommendations and took such findings and recommendations into consideration in determining compensation. During the year ended December 31, 2025, the Company paid Lane Caputo an aggregate fee of $33,856, for the services noted above.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of three most recently completed fiscal periods to each NEO:

Table of Compensation (1)

						Non-equity incentive plan compensation ($)
Name and position	Fiscal Period	Salary(2) ($)	Share- based awards(3) ($)	Option-based awards ($)		Annual incentive plans		Long-term incentive plans	Pension value ($)	All other compensation (4) ($)		Total compensation ($)
David Park,	12-2025	450,000	650,250	650,250	(6)	598,500	(10)	Nil	Nil	24,068		2,373,068
CEO and Director (5)	12-2024	150,000	207,590	2,836,368	(7)	150,000	(11)	Nil	Nil	825,986	(13)	4,169,944
	6-2024	Nil	Nil	Nil		Nil		Nil	Nil	Nil		Nil
Dr. Andrew Robinson	12-2025	400,000	400,000	400,000	(6)	544,000	(10)	Nil	Nil	6,309		1,750,309
President, COO and Director	12-2024	200,000	591,058	796,214	(8)	200,000	(11)	Nil	Nil	3,282		1,790,554
	6-2024	400,000	Nil	Nil		300,000	(12)	Nil	Nil	7,428		707,428
Salah Gamoudi	12-2025	350,000	218,750	218,750	(6)	455,000	(10)	Nil	Nil	24,068		1,266,568
CFO (14)	12-2024	175,000	323,236	435,430	(8)	175,000	(11)	Nil	Nil	88,042	(16)	1,196,708
	6-2024	265,192	Nil	678,300	(9)	280,651	(12)	Nil	Nil	260,730	(17)	1,484,873
Michael Barman	12-2025	300,000	150,000	150,000	(6)	381,000	(10)	Nil	Nil	7,765		988,765
CDO(15)	12-2024	150,000	221,645	298,579	(8)	150,000	(11)	Nil	Nil	4,139		824,363
	6-2024	219,615	Nil	678,300	(9)	165,822	(12)	Nil	Nil	80,695	(18)	1,144,432

Notes:

1.	This table does not include amounts paid as reimbursement for expenses.
2.	Effective January 1, 2022, amounts paid to NEOs were fixed in US dollars and paid to Canadian NEOs in Canadian dollars based on the average Bank of Canada daily exchange rate in the month end immediately prior to payment.
3.	The value of share-based awards is calculated based on the closing price on the date of grant.
4.	All other compensation includes amounts paid for insurance benefits, except as otherwise noted.

5.	Mr. David Park joined the Company as CEO on September 1, 2024, following Mr. Robert Mintak stepping down from his position as CEO and Director.
6.	On March 26, 2025, the Company granted Options at an exercise price of $1.35. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 113% volatility; 4.07% risk free interest rate; and a nil% dividend rate. Each Option entitles the holder to one Common Share upon the exercise and expires on March 26, 2030.
7.	On September 1, 2024, 2,000,000 Options were granted to Chimichurri Advisors, LLC, a corporation controlled by Mr. David Park (“Chimichurri”), with an exercise price of $1.36 for a period of 5 years. These Options were designated as a replacement for 1,000,000 Options with an exercise price of $2.97 previously granted on September 25, 2023. The previous and newly issued Options are treated as a modification of the original Options and have since been re-registered to Mr. Park directly. The fair value includes incremental fair value of the new award, as determined immediately before the modification, in addition to the grant-date fair value of the original award. Additionally, this includes Mr. David Park’s share options granted on December 18, 2024, as discussed above.
8.	On December 18, 2024, the Company granted Options at an exercise price of $1.42. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 99% volatility; 3.01% risk free interest rate; and a nil% dividend rate. Each Option entitles the holder to one Common Share upon the exercise and expires on December 18, 2029. Additionally, on August 9, 2024, the Company granted Options at an exercise price of $1.13. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 90% volatility; 2.91% risk free interest rate; and a nil% dividend rate. Each Option entitles the holder to one Common Share upon the exercise and expires on August 9, 2029.
9.	On September 25, 2023, the Company granted 350,000 Options at an exercise price of $2.97 each to Mr. Salah Gamoudi and Mr. Michael Barman. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 77% volatility; 4.40% risk free interest rate; and a nil% dividend rate. Each Option entitles the holder to one Common Share upon the exercise and expire on September 25, 2028.
10.	Cash bonus earned for fiscal period ended December 31, 2025 performance in recognition of the continued service of the NEO and contributions to the ongoing success of the Company. Bonus paid in February 2026.
11.	Cash bonus earned for fiscal period ended December 31, 2024 performance in recognition of the continued service of the NEO and contributions to the ongoing success of the Company. Bonus paid in January 2025.
12.	Cash bonus earned for fiscal year ended June 30, 2024 performance in recognition of the continued service of the NEO and contributions to the ongoing success of the Company. Bonus paid in September 2024.
13.	All other compensation for Mr. David Park includes 666,667 Common Shares issued to Chimichurri for consideration of $800,000, $20,000 in consulting expenses paid to Chimichurri prior to Mr. Park’s appointment as CEO, and benefits of $5,986.
14.	Mr. Salah Gamoudi joined the Company on September 25, 2023.
15.	Mr. Michael Barman joined the Company on September 22, 2023.
16.	All other compensation for Mr. Salah Gamoudi for the fiscal period ended December 31, 2024 includes $75,977 of reimbursement for higher education costs and benefits of $12,065.
17.	All other compensation for Mr. Salah Gamoudi for the fiscal year ended June 30, 2024 includes $156,481 of reimbursement for higher education costs, sign-on bonus compensation of $80,000 and benefits of $24,249.
18.	All other compensation for Mr. Michael Barman for the fiscal year ended June 30, 2024 includes sign-on bonus compensation of $74,661 and benefits of $6,034.

Incentive Plan Awards – NEOs

The following table sets forth information concerning all compensation securities granted or issued by the Company to each NEO during the most recently completed year ended December 31, 2025:

Compensation Securities – December 31, 2025

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at period end ($)(2)	Expiry Date
David Park, CEO and Director	Options	595,194 (5.1%)	March 26, 2025	1.35	1.35	4.47	March 26, 2030
	RSU	483,457 (19.4%)	March 26, 2025	1.35	1.35	4.47	N/A

Dr. Andrew Robinson	Options	366,132 (3.1%)	March 26, 2025	1.35	1.35	4.47	March 26, 2030
President, COO and Director	RSU	297,397 (11.9%)	March 26, 2025	1.35	1.35	4.47	N/A

Salah Gamoudi	Options	200,228 (1.7%)	March 26, 2025	1.35	1.35	4.47	March 26, 2030
CFO	RSU	162,639 (6.5%)	March 26, 2025	1.35	1.35	4.47	N/A

Michael Barman	Options	137,299 (1.2%)	March 26, 2025	1.35	1.35	4.47	March 26, 2030
CDO	RSU	111,524 (4.5%)	March 26, 2025	1.35	1.35	4.47	N/A

Notes:

1.	Option and RSU percentages are based on 11,678,698 Options and 2,491,231 RSUs outstanding as at December 31, 2025.
2.	Year ended December 31, 2025.

Outstanding Share-Based Awards and Option-Based Awards

The following provides a summary of equity incentive plan awards outstanding for each NEO as of December 31, 2025:

	Option-based awards				Share-based awards
Name and position	Number of Common Shares underlying unexercised Options	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money Options(1) ($)	Number of Common Shares or Share Units that have not vested	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
David Park, CEO and Director	595,194 203,311 2,000,000	1.35 1.42 1.36	March 26, 2030 Dec 18, 2029 Sep 1, 2029	1,857,005 620,099 6,220,000	585,217	4.47	2,615,920
Dr. Andrew Robinson President, COO and Director	366,132 187,599 553,311 350,000	1.35 1.42 1.13 3.77	March 26, 2030 Dec 18, 2029 Aug 9, 2029 Apr 11, 2028	1,142,332 572,177 1,848,059 245,000	626,993	4.47	2,802,659
Salah Gamoudi CFO	200,228 102,593 302,592 350,000	1.35 1.42 1.13 2.97	March 26, 2030 Dec 18, 2029 Aug 9, 2029 Sep 25, 2028	624,711 312,909 1,010,657 525,000	342,885	4.47	1,532,696
Michael Barman CDO	137,299 70,349 207,491 350,000	1.35 1.42 1.13 2.97	March 26, 2030 Dec 18, 2029 Aug 9, 2029 Sep 25, 2028	428,373 214,564 693,020 525,000	235,122	4.47	1,050,995

Notes:

1.	The value of Options is based on the difference between the closing price of Common Shares on December 31, 2025 of $4.47 and the exercise price of the Options.
2.	The value of the RSUs and DSUs is based on the closing price of Common Shares on December 31, 2025 of $4.47.

Incentive Plan Awards – Value Vested or Earned

The following provides a summary of the value of all incentive plan awards that vested for each NEO during the year ended December 31, 2025:

Name and position	Option-based awards – Value vested during the fiscal period ($)(1)	Share-based awards – Value vested during the fiscal period ($)(2)	Non-equity incentive plan compensation – Value earned during the fiscal period ($)
David Park, CEO and Director	2,280,033	227,434	598,500
Dr. Andrew Robinson President, COO and Director	806,745	736,643	544,000
Salah Gamoudi CFO	566,189	402,854	455,000
Michael Barman CDO	427,635	276,237	381,000

Notes:

1.	This is the aggregate dollar value of the option awards on the date of vesting. The value of Options is based on the difference between the closing price of Common Shares on December 31, 2025 of $4.47 and the exercise price of the Options.
2.	This is the aggregate dollar value of the RSUs on the date of vesting. The value of the RSUs is based on the closing price of the RSUs on the vesting date, being December 18, 2025.

During the year ended December 31, 2025, Andrew Robinson exercised 50,000 Options at an exercise price of $3.72 for $83,500 in value realized upon exercise. The value of the Options is based on the difference between the closing price of the Common Shares on the exercise date, being $5.39 and the exercise price of the Options. No other NEOs exercised any Options during the year ended December 31, 2025.

Option Plan

The Company has adopted the Option Plan pursuant to which the Board or a special committee of the Directors appointed from time to time by the Board may grant Options to purchase Common Shares of the Company by directors, officers, consultants, and employees of the Company or its subsidiaries, and employees of a person or company which provides management services to the Company or its subsidiaries.

Subject to the provisions of the Option Plan, the Board shall have authority to construe and interpret the Option Plan and all option agreements entered into thereunder, to define the terms used in the Option Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Option Plan and to make all other determinations necessary or advisable for the administration of the Option Plan.

The purpose of the Option Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries and affiliates, if any, to acquire Common Shares, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.

The aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan and all other security-based compensation arrangements of the Company shall not exceed ten percent (10%) of the issued and outstanding Common Shares as of the date of any grant of Options, subject to the following additional limitations:

a)	the aggregate number of Options granted to any one person under the Option Plan within a twelve (12) month period, together with all other security-based compensation arrangements of the Company, must not exceed five percent (5%) of the then outstanding number of Common Shares, in the aggregate (on a non-diluted basis);

b)	Options shall not be granted if the exercise thereof would result in the issuance of more than two percent (2%) of the issued Common Shares, in the aggregate, in any twelve (12) month period to any one consultant of the Company (or any of its subsidiaries);

c)	Options shall not be granted if the exercise thereof would result in the issuance of more than two percent (2%) of the issued Common Shares in any twelve (12) month period to any persons employed to provide investor relations activities;

d)	Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least twelve (12) months with no more than one-quarter of the Options vesting in any three (3) month period; and

e)	the number of Common Shares subject to an Option grant to any directors, officers, consultants, and employees of the Company or its subsidiaries, and employees of a person or company which provides management services to the Company or its subsidiaries (such persons hereinafter collectively referred to as “Participants”) shall be determined by the Board, but no one Participant shall be granted an Option which exceeds the maximum number permitted by the TSX Venture Exchange (the “Exchange”).

If any Option granted under the Option Plan shall expire or terminate for any reason in accordance with the terms of the Option Plan without being exercised, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Option Plan.

Options may be granted to the Participants exercisable at a price determined by the Board, subject to applicable Exchange approval, at the time any Option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange. The Directors of the Company may, by resolution, determine the time period during which any Option may be exercised, provided that this time period does not contravene any rule or regulation of such exchange on which the Common Shares may be listed. For greater certainty, in no circumstances shall the maximum term exceed ten (10) years. Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist. Subject to any vesting restrictions imposed by the Board, Options may be exercised in whole or in part at any time and from time to time during the option period.

In the event of a Participant ceasing to be a director, officer or employee of the Company or a subsidiary of the Company for any reason other than death, including the resignation or retirement of the Participant as a director, officer or employee of the Company or the termination by the Company of the employment of the Participant, such Participant may exercise their Option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within thirty (30) days, subject to adjustment at the discretion of the Board. In the event of the death of a Participant, the Option previously granted to them shall be exercisable only within the one (1) year after such death and then only: (i) by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or the laws of descent and distribution; and (ii) if and to the extent that such Participant was entitled to exercise the Option at the date of his or her death.

Subject to the foregoing restrictions, and certain other restrictions set out in the Option Plan, the Board is authorized to provide for the granting of Options and the exercise and method of exercise of Options granted under the Option Plan.

There are currently 12,161,679 Options outstanding under the Option Plan, 8,894,300 of which are held directly and indirectly by NEOs or Directors of the Company.

Incentive Plan

The Incentive Plan provides for the issue of Common Shares to Participants (as defined in the Incentive Plan) for the purpose of advancing the interests of the Company through the motivation, attraction, and retention of officers, employees, consultants, and directors of the Company and its affiliates and to secure for the Company and its Shareholders the benefits inherent in the ownership of Common Shares by key officers, employees, consultants, and directors of the Company and its affiliates; it being recognized generally that equity incentive plans aid in attracting, retaining, and encouraging officers, employees, consultants and directors due to the opportunity offered to them, to acquire a proprietary interest in the Company.

The Incentive Plan is administered by the Board or a committee of the Board (the “Committee”), and the Committee has full authority to administer the Incentive Plan including the authority to interpret and construe any provision of the Incentive Plan and to adopt, amend and rescind such rules and regulations for administering the Incentive Plan as the Committee may deem necessary in order to comply with the requirements of the Incentive Plan.

Under the Incentive Plan, eligible Participants will be granted Share Units to acquire any number of Common Shares, from time to time that each Share Unit represents the right to receive, subject to adjustments in certain circumstances, one Common Share in consideration for past performance upon expiry of an applicable restricted period, the holder ceasing to be involved with the Company or the satisfaction of certain established performance conditions. A Share Unit which is only subject to a time-based restricted period, shall be referred to as a “RSU”, a Share Unit of which the issuance of the underlying Common Share is subject to any performance condition shall be referred to as a “PSU”, and a Share Unit of which the issuance of the underlying Common Share is subject to the occurrence of a Termination or Retirement event (as defined in the Incentive Plan), shall be referred to as a “DSU”. The Committee shall have the discretion to grant PSUs which allow for the holder thereof receiving a number of Common Shares based on the achievement of performance ratios or multipliers as the Committee may determine upon such grant. RSUs, PSUs and DSUs are the only Share Units permitted to be issued under the Incentive Plan.

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) and not subject to the provisions of the Internal Revenue Code may elect to defer receipt of all or any part of their RSUs until a deferred payment date if they elect to do so by written notice to the Company no later than sixty (60) days prior to the expiry of the applicable restricted period.

For Participants who are residents of the United States and are subject to the provisions of the Internal Revenue Code, the Plan allows the issuance of Share Units that are either exempt from, or in compliance with, Section 409A of the Internal Revenue Code.

The aggregate maximum number of Common Shares available for issuance from treasury under the Incentive Plan shall not exceed ten percent (10%) of the outstanding Common Shares as of the date of any grant of share-based compensation unit when combined with any other security-based compensation arrangements of the Company in place at the time.

The maximum number of Common Shares issuable to Insiders (as defined in the Incentive Plan), at any time, pursuant to the Incentive Plan and any other share-based compensation arrangements of the Company, is ten percent (10%) of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to Insiders, within any one-year period, pursuant to the Incentive Plan and any other share-based compensation arrangements of the Company is ten percent (10%) of the total number of Common Shares then outstanding.

So long as the Company is subject to Exchange requirements, no Share Units may be issued to anyone engaged to perform Investor Relations Activities (as defined in the Incentive Plan) for the Company and in no event can an issuance of Share Units, when combined with any grants made pursuant to any other share-based compensation arrangements, result in:

a)	any one person in a twelve (12) month period being granted such number of share-based compensation awards equaling or exceeding five percent (5%) of the issued Common Shares, calculated on the date a share-based compensation award is granted to the person (unless the Company has obtained the requisite disinterested shareholder approval); and

b)	any one consultant in a twelve (12) month period being granted such number of share-based compensation awards equaling or exceeding two percent (2%) of the issued Common Shares, calculated at the date the share-based compensation award is granted to the consultant.

The maximum term for Share Units is up to ten (10) years but may be such shorter term as the Company chooses.

In the event of:

a)	the death of a Participant, any Share Units held by such Participant will vest on the date of death of such Participant and the Common Shares represented by the Share Units held by such Participant will be issued to the Participant’s estate as soon as reasonably practical thereafter, but in any event no later than ninety (90) days thereafter; and

b)	the disability of a Participant (determined in accordance with the Company’s normal disability practices), any Share Units held by such Participant will vest on the date in which such Participant is determined to be totally disabled and the Common Shares represented by the Share Units held by the Participant will be issued to the Participant as soon as reasonably practical, but in any event no later than thirty (30) days following receipt by the Company of notice of disability.

In the event of (i) a Change of Control (as defined under the Incentive Plan), and (ii) the participant being subject to a Triggering Event (as such term is defined under the Incentive Plan), then all Share Units held by such Participant shall immediately vest on the date of such Triggering Event notwithstanding the restricted period.

As of the date herein, there are 4,952,845 Share Units outstanding under the Incentive Plan.

Pension Plan Benefits

No pension or deferred compensation plans have been instituted by the Company and none are proposed at this time.

Employment, Consulting and Management Agreements

Management functions of the Company are not, to any substantial degree, performed other than by Directors or NEOs of the Company. There are no agreements or arrangements that provide for compensation to NEOs or Directors of the Company, or that provide for payments to a NEO or Director, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Company or a change in the NEO or Director’s responsibilities, other than as follows:

•	The Company entered into an employment agreement effective July 31, 2024 with David Park (“Park”), the CEO of the Company (the “Park Agreement”). Under the Park Agreement, Mr. Park is currently entitled to a salary of $468,000 per year. The Park Agreement includes confidentiality and non-competition provisions. The Park Agreement also included a “Change of Control” clause, as detailed below, with a caveat that a change of control with respect to the Park Agreement occurs when any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment, or understanding shall acquire or hold, directly or indirectly, 30% or more of the total voting rights attached to all outstanding equity securities.

•	The Company entered into an employment agreement effective January 1, 2023 with Andrew Robinson (“Robinson”), a Director, President and COO of the Company (the “Robinson Agreement”), which supersedes the previous consulting agreement dated July 1, 2020 with Green Core Consulting Ltd., a company controlled by Robinson. Under the Robinson Agreement, Mr. Robinson is currently entitled to a salary of $440,000 per year. The Robinson Agreement includes confidentiality and non-competition provisions. The Robinson Agreement also includes a “Change of Control” clause, as detailed below, with a caveat that a change of control with respect to the Robinson Agreement occurs when any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment, or understanding shall acquire or hold, directly or indirectly, 30% or more of the total voting rights attached to all outstanding equity securities.

•	The Company entered into an employment agreement effective September 28, 2023 with Salah Gamoudi (“Gamoudi”), the CFO of the Company (the “Gamoudi Agreement”). Under the Gamoudi Agreement, Mr. Gamoudi is currently entitled to a salary of $350,000 per year. The Gamoudi Agreement includes confidentiality and non-competition provisions. The Gamoudi Agreement also included a “Change of Control” clause, as detailed below, with a caveat that a change of control with respect to the Gamoudi Agreement occurs when any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment, or understanding shall acquire or hold, directly or indirectly, 30% or more of the total voting rights attached to all outstanding equity securities.

•	The Company entered into an employment agreement dated September 22, 2023 with Michael Barman, the CDO of the Company (the “Barman Agreement”, and together with the Park Agreement, Robinson Agreement and Gamoudi Agreement, the “Agreements”). Under the

Barman Agreement, Mr. Barman is currently entitled to a salary of $300,000 per year. The Barman Agreement includes confidentiality and non-competition provisions. The Barman Agreement also included a “Change of Control” clause, as detailed below, with a caveat that a change of control with respect to the Barman Agreement occurs when any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment, or understanding shall acquire or hold, directly or indirectly, 30% or more of the total voting rights attached to all outstanding equity securities.

•	The “Change of Control” clause can be triggered should certain events occur as follows:

a)	A merger, amalgamation, arrangement, reorganization or transfer takes place in which equity securities of the Company possessing more than one-half of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board following such transaction is such that the Directors of the Company prior to the transaction constitute less than one-half of the directors following the transaction, except that no Change in Control will be deemed to occur if such merger, amalgamation, arrangement, reorganization or transfer is with any subsidiary or subsidiaries of the Company;

b)	If any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, 20% or more of the voting rights attached to all outstanding equity securities;

c)	If any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the Directors of the Company; or

d)	If the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change in Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

If the Company terminates the Agreements without Just Cause (as defined in the Agreements) or the NEO terminates for Good Reason (as defined in the Agreements), in the twelve (12) month period following a Change of Control, the Company shall provide the NEOs an amount equal to the total of the fees paid at his or her monthly rate in the twenty-four (24) months preceding termination.

If the Company terminates the Agreements without Just Cause (as defined in the Agreements), the Company shall provide the NEOs with working notice, payment in lieu of working notice or a combination of the two equal to the total of the fees paid at his or her monthly rate in the twenty-four (24) months preceding termination.

Termination and Change of Control Benefits

Other than as referenced below, the Company has not provided compensation, monetary or otherwise, during the preceding two fiscal years, to any other person who now acts or previously acted as an NEO or Director in connection with or related to the retirement, termination or resignation of such person. The Company has not provided any compensation to such persons as a result of a Change of Control of the Company.

The following table shows the estimated payments that would be payable under the Agreements in the event of a Change of Control or if the Company terminates the Agreements other than for Just Cause (as defined in the Agreements) on December 31, 2025:

Estimated payments for “Change of Control” or termination other than for Just Cause (as defined in the Agreements)

Name and position	Year End	Base Salary	Bonus(2)	Share-based awards(3)	Option- based awards(4)	Group Health Benefits	Total(10)
David Park, CEO and Director	12-2025(1)	900,000	1,197,000	2,615,920	4,343,740	49,797	9,106,457
Dr. Andrew Robinson President, COO and Director	12-2025(1)	800,000	1,088,000	2,802,659	2,755,326	11,439	7,457,424
Salah Gamoudi CFO	12-2025(1)	700,000	910,000	1,532,696	1,636,017	49,797	4,828,510
Michael Barman CDO	12-2025(1)	600,000	762,000	1,050,995	1,162,442	15,528	3,590,965

Notes:

1.	Based on base salary earned during the financial year ended December 31, 2025.

2.	Based on bonuses awarded during the year ended December 31, 2025.

3.	The value of Share-based awards is based on the closing price of Common Shares on December 31, 2025 of $4.47.

4.	The value of Options is based on the difference between the closing price of Common Shares on December 31, 2025 of $4.47 and the exercise. price of the Options. In accordance with the Option Plan, individuals will have 30 days from termination to exercise Options.

5.	Effective January 1, 2022, amounts paid to NEOs were fixed in US dollars and estimated change of control payments would be paid to Canadian. NEOs in Canadian dollar equivalents based on the average Bank of Canada daily exchange rate in the month end immediately prior to payment.

Director Compensation

The following table provides a summary of compensation paid, directly or indirectly, for the two most recently completed fiscal periods to each Director who is not also an NEO:

Table of Compensation

Name	Period	Fees earned(1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Jeffrey Barber Director	12-2025 12-2024	102,692 37,500	100,000 150,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	202,692 187,500
Robert Cross Non-Executive Chair	12-2025 12-2024	144,808 50,000	100,000 150,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	244,808 200,000
Dr. Volker Berl Director	12-2025 12-2024	111,875 50,000	100,000 150,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	211,875 200,000
Claudia D’Orazio Director	12-2025 12-2024	113,750 50,000	100,000 150,000	Ni Nil	Nil Nil	Nil Nil	Nil Nil	213,750 200,000
Anca Rusu Director	12-2025 12-2024	105,000 50,000	100,000 150,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	205,000 200,000
Paul Collins Director(2)	12-2025 12-2024	90,000 5,833	100,000 8,500	Nil 304,470(3)	Nil Nil	Nil Nil	Nil Nil	190,000 318,803
Karen Narwold Director(4)	12-2025 12-2024	66,875 Nil	75,000 Nil	335,520(5) Nil	Nil Nil	Nil Nil	Nil Nil	477,395 Nil

Notes:

1.	Fees earned in connection with the performance of duties on the Board. As of January 1, 2022, Directors were compensated at a rate of USD$75,000 per year, plus an additional USD$25,000 for Directors who held the position of chair of any committee. As of January 1, 2025, all Directors received an additional USD$5,000 per committee, other than Compensation Committee members and Audit Committee members, who received USD$7,500 and USD$10,000, respectively, and an additional USD$25,000 for Directors who held the position of chair of any committee, other than the Audit Committee chair which received USD$30,000.
2.	Mr. Paul Collins joined the Board on December 10, 2024.

3.	On December 18, 2024, the Company granted 300,000 Options to Mr. Paul Collins at an exercise price of $1.42. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 99% volatility; 3.01% risk free interest rate; and a nil% dividend rate. Each Option entitles to holder to one Common Share upon the exercise and expires on December 18, 2029.
4.	Ms. Karen Narwold joined the Board on March 19, 2025.
5.	On March 26, 2025, the Company granted 300,000 Options to Ms. Karen Narwold at an exercise price of $1.35. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 117% volatility; 4.08% risk free interest rate; and a nil% dividend rate. Each Option entitles to holder to one Common Share upon the exercise and expires on March 26, 2030.

Compensation of Directors is reviewed annually by the Board. The level of compensation for Directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, expected time commitments and the availability of financial resources.

In the Board’s view, there has been no need for the Company to design or implement a formal compensation program for Directors. While the Board considers Option grants to Directors under the Option Plan from time to time, and grants of Share Units under the Incentive Plan, the Board does not employ a prescribed methodology when determining the grant or allocation of Options or Share Units. Other than the Option Plan and the Incentive Plan, the Company does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for Directors.

Incentive Plan Awards – Directors

The following table sets forth information concerning all compensation securities granted or issued by the Company to each Director during the most recently completed fiscal period:

Compensation Securities

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price	Closing price of security or underlying security on date of grant	Closing price of security or underlying security at period end(1)	Expiry Date
Jeffrey Barber Director	DSU	74,349	March 26, 2025	1.35	1.35	4.47	N/A
Robert Cross Non-Executive Chair	DSU	74,349	March 26, 2025	1.35	1.35	4.47	N/A
Dr. Volker Berl Director	DSU	74,349	March 26, 2025	1.35	1.35	4.47	N/A
Claudia D’Orazio Director	DSU	74,349	March 26, 2025	1.35	1.35	4.47	N/A
Anca Rusu Director	DSU	74,349	March 26, 2025	1.35	1.35	4.47	N/A
Paul Collins Director	DSU	74,349	March 26, 2025	1.35	1.35	4.47	N/A
Karen Narwold Director	Option DSU	300,000 55,762(2)	March 26, 2025 March 26, 2025	1.35	1.35	4.47 4.47	March 26, 2030 N/A

Notes:

1.	Fiscal period ended December 31, 2025.
2.	Karen Narwold joined the Board on March 19, 2025 and the DSUs were issued to her on a pro-rated basis.

Outstanding Share-Based Awards and Option-Based Awards

The following provides a summary of equity incentive plan awards outstanding for each Director as of December 31, 2025:

	Option-Based Awards				Share-Based Awards
Name and position	Number of Common Shares underlying unexercised Options	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money Options(1) ($)	Number of Common Shares or Share Units that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jeffrey Barber Director	300,000 200,000	3.77 2.66	Apr 11, 2028 Jan 18, 2026	209,257 362,735	74,349	332,340	862,567
Robert Cross Non-Executive Chair	200,000	3.77	Apr 11, 2028	209,257	74,349	332,340	906,565
Dr. Volker Berl Director	300,000 200,000	3.77 4.78	Apr 11, 2028 Jul 20, 2026	209,257 Nil	74,349	332,340	761,992
Claudia D’Orazio Director	300,000	3.77	Apr 11, 2028	209,257	74,349	332,340	640,475
Anca Rusu Director	300,000	3.77	Apr 11, 2028	209,257	74,349	332,340	640,475
Paul Collins Director	300,000	1.42	Dec 18, 2029	915,000	74,349	332,340	26,753
Karen Narwold Director	300,000	1.35	March 4, 2030	937,500	55,762	249,256	Nil

Notes:

1.	The value of Options is based on the difference between the closing price of Common Shares on December 31, 2025 of $4.47 and the exercise price of the Options.

Incentive Plan Awards – Value Vested or Earned

The following provides a summary of the value of all incentive plan awards that vested for each Director during the fiscal period ended December 31, 2025:

Name and position	Option-based awards – Value vested during the fiscal period	Share-based awards – Value vested during the fiscal period	Non-equity incentive plan compensation – Value earned during the fiscal period
Jeffrey Barber Director	Nil	$552,483	Nil
Robert Cross Non-Executive Chair	Nil	$552,483	Nil
Dr. Volker Berl Director	Nil	$552,483	Nil
Claudia D’Orazio Director	Nil	$552,483	Nil
Anca Rusu Director	Nil	$552,483	Nil
Paul Collins Director	Nil	$26,753	Nil
Karen Narwold Director	$936,000	$249,256	Nil

During the year ended December 31, 2025, Robert Cross exercised 200,000 Options at an exercise price of $2.45 for $463,000 in value realized upon exercise. The value of the Options is based on the difference between the closing price of the Common Shares on the exercise date(s), being $4.77 and $4.76 per 100,000 Common Shares, respectively, and exercise price of the Options. No other Director exercised any Options during the year ended December 31, 2025.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information with respect to all compensation plans under which equity securities are authorized for issuance as of December 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by securityholders	16,163,654	$2.40	7,806,903	(2)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	16,163,654	$2.40	7,806,903

Notes:

1.	Based on 239,705,571 Common Shares issued and outstanding as of December 31, 2025.
2.	Represents the maximum number of Common Shares available for issuance under the Option Plan and Incentive Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this Circular or “routine indebtedness”, as that term is defined in Form 51-102F5 of NI 51-102, none of

(a)	the individuals who are, or at any time since the beginning of the last financial year of the Company were, a director or officer;

(b)	the proposed nominees for election as directors; or

(c)	any associates of the foregoing persons,

is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any subsidiary of the Company, or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means:

(a)	a director or officer;

(b)	a director or executive officer of a person or company that is itself an Informed Person or a subsidiary;

(c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than ten percent (10%) of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the notes to the Company’s financial statements for the financial year ended December 31, 2025, none of

(a)	the Informed Persons of the Company;

(b)	the proposed nominees for election as a director; or

(c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

MANAGEMENT CONTRACTS

Except as disclosed herein, the Company is not a party to a management contract whereby management functions are to any substantial degree performed other than by the directors or officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited financial statements of the Company for the financial year ended December 31, 2025 and the report of the auditor thereon (collectively, the “Financial Statements”), will be presented to Shareholders at the Meeting. The Financial Statements and management’s discussion and analysis (“MD&A”) for the financial year ended December 31, 2025 are available under the Company’s profile on SEDAR+ at www.sedarplus.com. The Notice of Meeting, Circular, Financial Statements and Proxy will be available from TSX Trust or from the office of the Company, at Suite 1625, 1075 West Georgia Street, Vancouver, BC, Canada, V6E 3C9.

Appointment of Auditor

The auditor of the Company, PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), was appointed effective October 17, 2022. The Board proposes to re-appoint PwC, as auditor for the Company, to hold office until the close of the next annual general meeting of Shareholders of the Company. The resolution to approve the re-appointment of PwC will also authorize the Board to fix its remuneration.

Management recommends a vote FOR the appointment of PwC as the Company’s auditor to hold office until the close of the next annual general meeting of Shareholders at a remuneration to be fixed by the Board. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy FOR such resolution.

Fixing the Number of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed. Management proposes, and the persons named in the accompanying form of proxy intend to vote in favour of fixing the number of directors for the ensuing year at nine.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each proxy, properly executed, FOR fixing the number of directors at nine (9) for the ensuing year.

Election of Directors

Each director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until his or her successor is duly elected, unless his or her office is earlier vacated, in accordance with the articles of the Company.

Majority Voting

In accordance with the Canada Business Corporations Act (the “CBCA”), for all uncontested shareholder meetings held on or after August 31, 2022, each director will be elected at the Meeting only if the number of votes cast “for” the nominee represents a majority of the total votes cast “for” and “against” them. Notwithstanding the above, under the CBCA majority voting rules, if an incumbent director is not elected by a majority of votes at the Meeting, the incumbent director will be permitted to continue in office until the earlier of (i) the 90th day after the Meeting; and (ii) the day on which their successor is appointed or elected.

Management recommends a vote FOR the nominees listed herein. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy FOR the nine (9) nominees listed herein. Management does not contemplate that any of the nominees will be unable to serve as a director.

Information Concerning Nominees Submitted by Management

The following table sets out the names of the persons proposed to be nominated by Management for election as a director, the province or state and country in which he or she is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he or she has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of Common Shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular.

Name, Province and Country of ordinary residence(1), and positions held with the Company	Principal occupation and, IF NOT an elected director, principal occupation during the past five years(1)	Date(s) serving as a director(2)	No. of shares beneficially owned or controlled(1)
Robert Cross, Non-Executive Chair(4)(6) British Columbia, Canada	Independent investor and Chairman of the Company	Since September 4, 2018	76,401(7)
Dr. Andrew Robinson, President and COO British Columbia, Canada	Current principal occupation is Chief Operating Officer of the Company	Since June 5, 2017	3,227,701
David Park, CEO Georgia, USA	Current principal occupation is Chief Executive Officer of the Company	Since September 1, 2024	1,620,809
Jeffrey Barber(3)(4) British Columbia, Canada	Principal of a private investment company	Since January 23, 2017	630,000
Dr. Volker Berl(3)(5) New York, USA	Managing Partner of New Age Ventures	Since July 20, 2021	1,450,000
Claudia D’Orazio(3)(4) British Columbia, Canada	Executive Vice President, People, Technology and Supply Chain for Centerra Gold Inc.	Since January 16, 2023	Nil
Anca Rusu(5)(6) Ontario, Canada	Current Member of the Management Board of RGLNG, Global Infrastructure Partners, and previous Board member at Moss Lake Partners LP, and Special Advisor and VP HSSE Excellence at Shell PLC	Since January 16, 2023	Nil

Name, Province and Country of ordinary residence(1), and positions held with the Company	Principal occupation and, IF NOT an elected director, principal occupation during the past five years(1)	Date(s) serving as a director(2)	No. of shares beneficially owned or controlled(1)
Paul Collins(3)(5) Connecticut, USA	Senior partner and advisor at Centerview Partners LLC, Industrial and Chemicals Group	Since December 10, 2024	Nil
Karen Narwold(5)(6) Connecticut, USA	Current Board member of Ingevity Corporation and Calumet, Inc., and previous Chief Administrative Officer and General Counsel at Albemarle Corporation	Since March 19, 2025	55,762

Notes:

1.	The information as to the province and country of residence, principal occupation and Common Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as of May 30, 2025, being the Record Date.
2.	Directors elected at the Meeting will hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed.
3.	Member of the Audit Committee.
4.	Member of the Compensation Committee.
5.	Member of the Corporate Governance and Nominating Committee.
6.	Member of the HSSE Committee.
7.	51,401 Common Shares held by Paloduro Investments Inc., a company controlled by Robert Cross.

Cease Trade Orders, Corporate and Personal Bankruptcies, Penalties and Sanctions

For purposes of the disclosure in this section, an “order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than thirty (30) consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to directors or executive officers of a relevant company that was in effect for a period of more than thirty (30) consecutive days whether or not the proposed director was named in the order.

To be best of knowledge of the Company, none of the proposed directors, including any personal holding company of a proposed director:

(a)	is, as at the date of this Circular, or has been, within the ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(b)	is, as at the date of this Circular, or has been, within the ten (10) years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 if the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director, or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Advance Notice By-Law

The Company’s by-laws include advance notice procedures for Shareholders, who at the close of business on the date of the giving of the advance notice, and on the record date for notice of such meeting of Shareholders, are entered in the securities register as holders of one or more shares carrying the right to vote or who beneficially own shares that are entitled to be voted at such meeting (the “Nominating Shareholders”), to nominate a person for election as director of the Company.

For nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the President, CEO or Secretary of the Company at the principal executive offices of the Company. To be timely, a Nominating Shareholder’s notice to the President, CEO or Secretary of the Company must be made:

(a)	in the case of an annual meeting of Shareholders, not less than thirty (30) days prior nor more than sixty five (65) days to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than fifty (50) days after the date on which the first public announcement (the “Notice Date”) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. Unless otherwise directed by the Board, any adjournment, rescheduling or postponement of a meeting of Shareholders or announcement thereof will not result in the commencement of a new time period for the giving of a Nominating Shareholder’s notice as described above.

Shareholder Proposals

A Shareholder intending to submit a proposal at the Company’s next annual general and special meeting of Shareholders must comply with the applicable provisions of the CBCA. The Company will include a Shareholder proposal in the management information circular prepared for such annual general meeting of Shareholders provided such proposal and declarations as required by the CBCA are received by the Company within the timeframe required by the CBCA and provided such proposal is required by the CBCA to be included in the Company’s management information circular. The final date by which the Company was to receive shareholder proposals for the Meeting was April 17, 2026.

Shareholders should carefully review the provisions of the CBCA relating to a Shareholder proposal and consult with a legal advisor.

Re-Approval of Option Plan

The Company’s existing Option Plan was last approved by Shareholders on July 16, 2025. The Company is seeking re-approval of the Option Plan from Shareholders in accordance with the applicable rules and policies of the Exchange. If, at the Meeting, the Company does not obtain Shareholder approval of the Option Plan, the existing Option Plan will continue to remain in place.

The following summary of the Option Plan is qualified in its entirety by the terms of the Option Plan.

The purpose of the Option Plan is to advance the interests of the Company by encouraging the Directors, Officers, Employees, Management Company Employees and Consultants (each, as defined in the policies of the Exchange) of the Company and of its subsidiaries (each, an “Eligible Person”), if any, to acquire Common Shares, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentives in their efforts on behalf of the Company in the conduct of its affairs.

The Option Plan shall be administered by the Board or by a committee of the Board appointed from time to time pursuant to rules of procedure fixed by the Board.

The aggregate maximum number of Common Shares available for issuance from treasury under the Option Plan and any other Security Based Compensation Plan(s) (as defined in the policies of the Exchange) of the Company, subject to certain adjustment under the Option Plan, shall not exceed ten percent (10%) of the total number of Common Shares outstanding as of the date of any grant of Options. If any Option granted under the Option Plan shall expire or terminate for any reason in accordance with the terms of the Option Plan without being exercised, the un-purchased Common Shares subject thereto shall again be available for the purpose of the Option Plan.

The Option Plan introduces the concept of “net exercise rights” and “cashless exercise rights”.

Subject to the rules and policies of the Exchange, and except with respect to Options held by Investor Relations Service Providers (as defined in the policies of the Exchange), participants have the right (the “Net Exercise Right”), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the participant to the Company electing to exercise the Net Exercise Right and, in lieu of receiving the Common Shares to which such terminated Option relates, to receive the number of Common Shares (the “Option Shares”), disregarding fractions, which is equal to the quotient obtained by dividing:

a)	The product of the number of Options being exercised multiplied by the difference between the VWAP (as defined below) of the Common Shares on the date of exercise and the exercise price; by

b)	the VWAP of the Common Shares on the date of exercise.

“VWAP” means the volume weighted average trading price of the Common Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five trading days immediately preceding the applicable reference date.

Subject to the rules and policies of the Exchange and the provisions of the Option Plan, the Board may determine in its discretion to grant a participant the right to exercise an Option on a “cashless exercise” basis, on such terms and conditions as the Board may determine in its discretion (including with respect to the withholding and remittance of taxes imposed under applicable law) (the “Cashless Exercise Right”).

Pursuant to an arrangement between the Company and a brokerage firm, the brokerage firm will loan money to a participant to purchase the Common Shares underlying the participant’s Options, with the brokerage firm then selling a sufficient number of Common Shares to cover the exercise price of the Options in order to repay the loan made to the participant. The participant will then receive the balance of Common Shares underlying the participant’s Options or the cash proceeds from the balance of such Common Shares underlying the participant’s Options. In either case, the Company shall promptly receive an amount equal to the exercise price and all applicable withholding obligations, as determined by the Company, against delivery of the Common Shares to settle the applicable trade.

If a participant exercises either the Net Exercise Right or Cashless Exercise Right in connection with an Option, the number of Options exercised, surrendered or converted, and not the number of Option Shares actually issued by the Company, must be included in calculating the limits noted below under the Option Plan.

Subject to the terms of the Option Plan, the Board shall determine to whom Options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such Options shall be granted and vested, and the number and class of shares to be subject to each Option.

The exercise price of the Common Shares subject to each Option shall be determined by the Board, subject to applicable Exchange approval, at the time any Option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

As noted above, the aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan and all other Security Based Compensation Plan(s) of the Company shall not exceed ten percent (10%) of the issued and outstanding Common Shares as of the date of any grant of Options, and is also subject to the following additional limitations:

a)	The maximum aggregate number of Common Shares that are issuable pursuant to the Option Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to any one Eligible Person must not exceed five percent (5%) of the then outstanding number of Common Shares;

b)	The maximum aggregate number of Common Shares that are issuable pursuant to all Options granted in any twelve (12) month period to all Investor Relations Service Providers (as defined in the policies of the Exchange) in aggregate must not exceed two percent (2%) of the then outstanding number of Common Shares. Options granted to Investor Relations Service Providers must vest in stages over a period of not less than twelve (12) months such that no more than one-quarter of the Options vest in any three (3) month period. Investor Relations Service Providers may not receive any Security Based Compensation (as defined in the policies of the Exchange) option than Options;

c)	The maximum aggregate number of Common Shares that are issuable pursuant to the Option Plan and all other Security Based Compensation Plan(s) of the Company granted or issued to Insiders (as defined in the policies of the Exchange) (as a group) must not exceed ten percent (10%) of the issued and outstanding Common Shares at any point in time (unless the Company has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange);

d)	The maximum aggregate number of Common Shares that are issuable pursuant to the Option Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to Insiders (as a group) must not exceed ten percent (10%) of the then outstanding number of Common Shares (unless the Company has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange); and

e)	The maximum aggregate number of Common Shares that are issuable pursuant to the Option Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to any one Consultant must not exceed two percent (2%) of the then outstanding number of Common Shares.

The number of Common Shares subject to an Option granted to any one participant shall be determined by the Board, but no one participant shall be granted an Option which exceeds the maximum number permitted by the Exchange.

Each Option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination in certain prescribed circumstances under the Option Plan, provided that in no circumstances shall the duration of an Option exceed the maximum term permitted by the Exchange. For greater certainty, in no circumstances shall the maximum term exceed ten (10) years, subject to extension where the expiry date falls within a “Black Out Period” (as defined in the Option Plan).

If a participant shall cease to be an Eligible Person for any reason (other than death), such participant may exercise his or her Option to the extent that the participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within thirty (30) days, subject to adjustment at the discretion of the Board, after the participant ceases to be an Eligible Person. In the event the participant was engaged in Investor Relations Activities (as defined in the policies of the Exchange), exercise must occur within thirty (30) days after the cessation of the participant’s services to the Company. Notwithstanding the above, any Options granted or issued to a participant must expire within a reasonable period, not exceeding twelve (12) months following the date the participant ceases to be an Eligible Person.

At the Meeting, Shareholders are being asked to pass an Ordinary Resolution, the text of which is set out below, to approve the Option Plan (the “Option Plan Resolution”).

The text of the Option Plan Resolution will be as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	The Option Plan (as defined and described in the Company’s management information circular dated May 20, 2026), pursuant to which the board of directors may, from time to time, authorize the issuance of options of the Company to acquire common shares of the Company (each, a “Share”) in accordance with the Option Plan to a maximum of 10% of the issued and outstanding Shares at the time of, be and is hereby authorized and approved, subject to approval of the TSX Venture Exchange; and

2.	Any one director or officer of the Company is hereby authorized, instructed and empowered, acting for, in the name of, and on behalf of the Company, to do or to cause all such other acts and things in the opinion of such director or officer of the Company as may be necessary or desirable in order to fulfill the intent of this foregoing resolution.”

Management recommends a vote FOR the Option Plan Resolution. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy FOR such resolution.

Re-Approval of Incentive Plan

The Company’s existing Incentive Plan was last approved by Shareholders on July 16, 2025. The Company is seeking re-approval of the Incentive Plan from Shareholders in accordance with the applicable rules and policies of the Exchange. If, at the Meeting, the Company does not obtain Shareholder approval of the Incentive Plan, the existing Incentive Plan will continue to remain in place.

The following summary of the Incentive Plan is qualified in its entirety by the terms of the Incentive Plan.

The purpose of the Incentive Plan is to provide for the acquisition of Common Shares by participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of Directors, Officers, Employees and Consultants of the Company (as defined in the policies of the Exchange) and its subsidiaries, to reward participants for their performance of services for the Company and its subsidiaries and to secure for the Company and the Shareholders the benefits inherent in the ownership of Common Shares by Directors, Officers, Employees and Consultants of the Company and its subsidiaries, it being generally recognized that share unit plans aid in attracting, retaining and encouraging Directors,

Officers, Employees and Consultants due to the opportunity offered to them to acquire a proprietary interest in the Company.

The Incentive Plan shall be administered by the Committee and the Committee shall have full authority to administer the Incentive Plan including the authority to interpret and construe any provision of the Incentive Plan and to adopt, amend and rescind such rules and regulations for administering the Incentive Plan as the Committee may deem necessary in order to comply with the requirements of the Incentive Plan.

a)	The aggregate maximum number of Common Shares available for issuance from treasury under the Incentive Plan, and any other Security Based Compensation Plan(s) adopted by the Company, subject to certain adjustments under the Incentive Plan, shall not exceed ten percent (10%) of the total number of Common Shares outstanding as of the date of any grant of Share Units;

b)	The maximum aggregate number of Common Shares that are issuable pursuant to the Incentive Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to any one participant must not exceed five percent (5%) of the then outstanding number of Common Shares;

c)	The maximum aggregate number of Common Shares that are issuable pursuant to the Incentive Plan and all other Security Based Compensation Plan(s) of the Company granted or issued to Insiders (as a group) must not exceed ten percent (10%) of the issued and outstanding Common Shares at any point in time (unless the Company has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange);

d)	The maximum aggregate number of Common Shares that are issuable pursuant to the Incentive Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to Insiders (as a group) must not exceed ten percent (10%) of the then outstanding number of Common Shares (unless the Company has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange);

e)	The maximum aggregate number of Common Shares that are issuable pursuant to the Incentive Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to any one Consultant must not exceed two percent (2%) of the then outstanding number of Common Shares; and

f)	So long as the Company is subject to Exchange requirements, no Share Unit may be issued to anyone engaged to perform Investor Relations Activities for the Company.

The term for Share Units is up to ten (10) years but may be such shorter term as the Company chooses.

Notwithstanding any other provision of the Incentive Plan to the contrary, no Share Unit may vest before the date that is one (1) year following the date the Share Unit is granted or issued, provided that this requirement may be accelerated for a participant who dies or who ceases to be a participant under the provisions hereof in connection with a change of control, take-over bid, reverse take-over or other similar transaction.

The Committee shall have the right to grant, in its sole and absolute discretion, to any participant rights to acquire Common Shares (i.e. ‘Share Units’) in consideration of past services to the Company, subject to the Incentive Plan, and agreement with a participant and with such provisions, conditions (including any performance conditions), expiry date and restrictions as the Committee may determine. Share Units may be:

•	‘Restricted Share Units’ – means a Share Unit which is only subject to a specified length of passage of time that a Share Unit is not exercisable and the participant holding such Share Unit remains ineligible to receive Common Shares;

•	‘Performance Share Units’ – means a Share Unit which is based on the attainment of performance condition(s) in the future (with or without any specified length of passage of time) that a Share Unit is not exercisable and the participant holding such Share Unit remains ineligible to receive Common Shares; and

•	‘Deferred Share Units’ – means a Share Unit which is subject to the occurrence of a termination or retirement event that a Share Unit is not exercisable and the participant holding such Share Unit remains ineligible to receive Common Shares.

Under the Incentive Plan, at the end of the passage of time, in the case of Restricted Share Units; the attainment of performance condition(s) in the future (with or without any specified length of passage of time), in the case of Performance Share Units; or on a termination or retirement event, in the case of Deferred Share Units, subject to any applicable conditions pursuant to the terms of such Share Unit, and without the payment of additional consideration or any other further action on the part of the holder of the Share Unit, the Company shall issue to the participant holding the Share Unit one Common Share for each Share Unit held by the participant.

The Committee shall have the discretion to grant Performance Share Units which allow the holder thereof to receive a number of Common Shares based on the achievement of performance ratios or multipliers as the Committee may determine upon such grant. Notwithstanding the foregoing, any additional Common Shares issued based on a multiplier will be included in the calculation set out above. The Company will settle in cash in the event it does not have sufficient Common Shares to satisfy the obligation in Common Shares, or where the issuance of Common Shares would result in a breach of the calculations set out above, provided that such settlement shall be no later than December 31 of the third (3rd) calendar year after the calendar year in which the services to which the Share Units relate were rendered.

For Participants who are residents of the United States and are subject to the provisions of the Internal Revenue Code, the Plan allows the issuance of Share Units that are either exempt from, or in compliance with, Section 409A of the Internal Revenue Code.

In the event a cash dividend is paid to Shareholders on the Common Shares while Share Units are outstanding, the Committee may, in its sole discretion, elect to credit each participant with additional Share Units (on the same terms and conditions as the Share Units in respect of which such additional Share Units are credited).

In the event of the death of a participant, any Share Units held by such participant will vest on the date of death of such participant and the Common Shares represented by the Share Units held by such participant will be issued to the participant’s estate as soon as reasonably practical thereafter, but in any event no later than ninety (90) days thereafter. In the event of the disability of a participant (determined in accordance with the Company’s normal disability practices), any Share Units held by such participant will vest on the date in which such participant is determined to be totally disabled and the Common Shares represented by the Share Units held by the participant will be issued to the participant as soon as reasonably practical, but in any event no later than thirty (30) days following receipt by the Company of notice of disability.

In the event of (i) a Change of Control (as defined in the Incentive Plan) and (ii) the Participant being subject to a Triggering Event (as defined in the Incentive Plan) concurrently or following such Change of Control, all Share Units outstanding shall immediately vest and be settled by the issuance of Common Shares notwithstanding the applicable restricted period, performance conditions or deferred payment date.

At the Meeting, Shareholders are being asked to pass an Ordinary Resolution, the text of which is set out below, to approve the Incentive Plan (the “Incentive Plan Resolution”).

The text of the Incentive Plan Resolution will be as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	The Incentive Plan (as defined and described in the Company’s management information circular dated May 20, 2026), pursuant to which the board of directors may, from time to time, authorize the issuance of share units of the Company to acquire common shares of the Company (each, a “Share”) in accordance with the Incentive Plan to a maximum of 10% of the issued and outstanding Shares at the time of, be and is hereby authorized and approved, subject to approval of the TSX Venture Exchange; and

2.	Any one director or officer of the Company is hereby authorized, instructed and empowered, acting for, in the name of, and on behalf of the Company, to do or to cause all such other acts and things in the opinion of such director or officer of the Company as may be necessary or desirable in order to fulfill the intent of this foregoing resolution.”

Management recommends a vote FOR the Incentive Plan Resolution. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy FOR such resolution.

OTHER MATTERS

As of the date of this Circular, Management knows of no other matters to be acted upon at the Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Common Shares represented by the Proxy.

AUDIT COMMITTEE DISCLOSURE

The charter of the Company’s Audit Committee and other information required to be disclosed by National Instrument 52-110 – Audit Committees is attached to this Circular as Schedule “A”.

CORPORATE GOVERNANCE DISCLOSURE

The information required to be disclosed by National Instrument 58-101 – Disclosure of Corporate Governance Practices is attached to this Circular as Schedule “B”.

DIVERSITY DISCLOSURE

Pursuant to section 172.1 of the CBCA, the Company is required to and hereby discloses its diversity practices as follows:

Term Limits

Directors are to be elected at each annual general meeting of Shareholders to hold office for a term expiring at the next annual general meeting of Shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the CBCA. The identification of potential candidates for nomination as directors of the Company is carried out by the Corporate Governance and Nominating committee, but involves all directors, who are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals and business contacts. The Company has not adopted term limits for members of the Board or other mechanisms for Board renewal. The Company recognizes the benefit that new perspectives, ideas and business strategies can offer and supports periodic Board renewal. The Board also recognizes that a director’s experience and knowledge of the Company’s business is a valuable resource. Accordingly, the Board believes that the Company and the Shareholders are best served by the regular assessment of the effectiveness of the Board rather than by fixed age, tenure and other limits.

Designated Groups

The Board is committed to maintaining high standards of corporate governance in all aspects of the Company’s business and affairs and recognizes the benefits of fostering greater diversity in the boardroom. A fundamental belief of the Board is that a diversity of perspectives maximizes the effectiveness of the Board and decision-making in the best interests of the Company. The Company has not adopted a formal written policy related to the identification and nomination of designated groups (as defined in the Employment Equity Act (Canada)) for directors. The Company nonetheless appreciates the value of a diverse Board and management and believes that diversity helps it reach its efficiency and skill objectives for the greater benefit of Shareholders.

No specific quota or targets for representation of designated groups on the Board or for executive officer positions has been adopted so as to allow the Company to perform an overall assessment of the qualities and skills of a potential candidate instead of concentrating on designated groups. The Company has nonetheless implemented processes to identify and assess the necessary and desirable competencies and characteristics for Board membership to ensure that the Board possesses, as a whole, an appropriate mix of expertise, skills, attributes and personal and professional backgrounds given the nature of the Company’s business, with due consideration given to diversity of gender, age, race, ethnicity, cultural background and other factors, as applicable. When the Company selects candidates for the Board or for executive officer positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, including whether the individual is a member of a designated group, to best bring together a selection of candidates allowing the Company to perform efficiently and act in the best interest of the Company and the Shareholders.

As of the date of this Circular, the Company has a total of nine directors and two members of senior Management, who are not also directors. Currently, three of the Company’s directors are women and none are members of a visible minority. To the knowledge of the Company, none of the Company’s directors or members of senior Management are Aboriginal peoples or persons with disabilities.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.com. Copies of the Company’s Financial Statements and MD&A may be obtained without charge upon request from the Company, at Suite 1625 – 1075 West Georgia Street, Vancouver, BC, Canada, V6E 3C9.

Financial information is provided in the Company’s Financial Statements and MD&A for its most recently completed financial year ended December 31, 2025.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to each director, to each Shareholder whose Proxy has been solicited and to the auditor, PwC, have been approved by Board.

DATED at Vancouver, British Columbia, this 20th day of May, 2026.

By order of the Board of Directors.

STANDARD LITHIUM LTD.

/s/ “David Park”
David Park
Director and Chief Executive Officer

Schedule “A”

FORM 52-110F1
AUDIT COMMITTEE DISCLOSURE

Audit Committee

The Audit Committee (the “Audit Committee”) is responsible for the Company’s financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Company’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management, and the external auditors and monitors the independence of those auditors. The Audit Committee is also responsible for reviewing the Company’s financial strategies, its financing plans and its use of the equity and debt markets.

Audit Committee Charter

The following Audit Committee charter was adopted by the Company’s Board and Audit Committee:

Purpose of the Audit Committee

The Audit Committee is a committee of the Board of Directors (the “Board”) of the Company charged with oversight of financial reporting as well as related disclosure, internal controls, regulatory compliance and risk management functions.

Composition

The Audit Committee shall be composed of no fewer than three directors, all of whom shall be independent directors of the Company, within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”), and who otherwise satisfy the laws governing the Company and the experience requirements of securities law, stock exchanges and any other regulatory requirements.

The Audit Committee members shall be appointed by the Board annually and serve at the pleasure of the Board, and the Board may at any time remove or replace any member of the Audit Committee and may fill any vacancy with another Board member, as required. An Audit Committee member shall cease to be a member of the Audit Committee upon ceasing to be a director of the Company. The Board shall appoint a chair (the “Chair”) and a secretary from among the Audit Committee members.

Qualifications and Experience

Each member of the Audit Committee must be financially literate, meaning that the director has the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company’s financial statements.

At least one member of the Audit Committee shall be a ‘financial expert’ within the meaning of applicable laws. The financial expert should have the following competencies:

•	An understanding of financial statements and accounting principles used by the Company to prepare its financial statements;

•	The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

•	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity comparable to the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•	An understanding of internal controls and procedures for financial reporting; and

•	An understanding of Audit Committee functions.

Risk Oversight

In addition to the specific responsibilities enumerated below, the Audit Committee shall be responsible for reviewing financial risks of the business and overseeing the implementation and evaluation of appropriate risk management practices. This will involve inquiring with management regarding how financial risks are managed and seeking opinions from management and the independent auditor regarding the adequacy of risk mitigation strategies.

Audit Committee Responsibilities

In addition to such other duties as may be delegated by the Board, the Audit Committee shall:

1.	Financial Statements: Review the Company’s interim and annual financial statements, MD&A and related press releases, as well as disclosure documents and statutory reports including such information, and recommend Board approval of such documents. Review status of significant accounting estimates and judgements implemented in connection with the financial report of the Company.

2.	Variances: Obtain explanations from management for significant variances between comparative reporting periods and question management and the independent auditor regarding any significant financial reporting issues raised during the fiscal period and the method of resolution.

3.	Internal Controls: Inquire as to the adequacy of the Company’s system of internal controls and review periodic reports from management regarding internal controls, which should include an assessment of risk with respect to financial reporting.

4.	Auditor: Recommend Board approval for the appointment of the Company’s independent auditor. Oversee the work of the independent auditor and evaluate their performance; ensure the objectivity and independence of the auditor; ensure that the independent auditor reports directly to the Audit Committee; review and approve the independent auditor’s plans for the annual audit and interim review engagements including the total estimate cost of each; and ensure that any disagreements between management and the independent auditor regarding financial reporting are resolved.

5.	Non-audit Services: Approve all audit and non-audit services to be provided to the Company and its subsidiaries by the independent auditor. The Chair of the Audit Committee may pre-approve such services on behalf of the Audit Committee provided that such approvals are presented at the Audit Committee meeting following such pre-approval. In order to obtain pre-approval, management should detail the work to be performed by the independent auditor and obtain the assurance from the independent auditor that the proposed work will not impair their independence.

Certain de minimis non-audit services will satisfy the pre-approval requirement provided:

•	the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more that 5% of the total audit fees paid by the Company and its subsidiaries to the independent auditor during the fiscal year in which the services are provided;

•	the Company or its subsidiaries, did not recognize the services as non-audit services at the time of the engagement; and

•	the services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the annual audit.

6.	Whistleblower: Oversee the Company’s whistleblower program that provides an opportunity for confidential and anonymous submissions of concerns regarding questionable accounting or auditing matters and other potential violations of the Company’s Code of Business Conduct and Ethics.

7.	Hiring: Review and approve the Company’s policies regarding the hiring of current and past partners and employees of the Company’s present or former independent auditor.

8.	Going Concern: Review management’s assessment of the Company as a going concern, including the long-term viability of the business model implemented by management.

9.	Legal Compliance: Review with legal counsel the Company’s compliance with applicable laws and regulations, as well as inquiries received from regulators and governmental agencies, to the extent they have a material impact on the financial reporting of the Company.

10.	Reporting: Report to the Board on a quarterly basis on the proceedings of Audit Committee meetings.

11.	Mandate: Annually review the Audit Committee’s mandate and assess the Audit Committee’s functioning and performance relative to the requirements set out within this charter.

Chair Responsibilities

The Chair of the Audit Committee shall:

1.	Convene and preside over Audit Committee meetings and ensure they are conducted in an efficient, effective and focused manner.

2.	Oversee management with the preparation of an agenda and ensure that meeting materials are prepared and disseminated in a timely manner.

3.	Ensure that the Audit Committee has sufficient time and information to make informed decisions.

4.	Provide leadership to the Audit Committee and management with respect to matters covered by this charter.

5.	Provide continuing education opportunities for all members of the Audit Committee to enhance their expertise and competencies with finance and accounting.

Authority

The Audit Committee has authority to:

1.	Appoint, compensate and oversee the work of any registered public accounting firm retained by the Company.

2.	Conduct or authorize investigations into any matters within its scope of responsibility, including with respect to whistleblower submissions.

3.	Retain, at the Company’s expense, independent legal, accounting or other advisors to assist the Audit Committee in carrying out its duties or to assist in the conduct of an investigation.

4.	Meet with management, the independent auditor and other advisors, as necessary.

5.	Obtain full access to the books, records, facilities and personnel of the Company and its subsidiaries.

6.	Call a meeting of the Board to consider any matter of concern to the Audit Committee.

Meetings

The Audit Committee shall meet as often as it deems necessary, but not less frequently than quarterly. A quorum for the transaction of business at all meetings shall be a majority of members. Decisions shall be made by an affirmative vote of the majority of members in attendance and the Chair shall not have a deciding or casting vote.

An in-camera session of independent directors shall take place at least quarterly. The Audit Committee may also request to meet separately with management, internal auditors, independent auditors or other advisors. Meeting minutes shall be recorded and maintained, as directed by the Chair.

Composition of the Audit Committee

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company's Board, reasonably interfere with the exercise of the member's independent judgment.

The current members of the Audit Committee are Claudia D’Orazio (Chair), Volker Berl, Jeffrey Barber and Paul Collins, all of whom are independent and all of whom are financially literate as defined by NI 52-110.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All members of the Audit Committee hold professional accounting designations and/or have been involved in enterprises which publicly report financial results, each of which requires a working understanding of, and ability to analyze and assess, financial information (including financial statements).

Claudia D’Orazio

Ms. D’Orazio serves as an independent Director of the Company and is a member of the Compensation Committee and the chair of the Audit Committee. Ms. D’Orazio has been an executive at Centerra Gold Inc. since February 2020 and is currently their Executive Vice President, People, Technology and Supply Chain. Ms. D’Orazio has over 30 years' experience as a Senior Executive and has an extensive background in accounting, human resources, risk management, internal audit, information technology, supply chain management, M&A integrations, treasury and finance. Prior to joining Centerra, Ms. D’Orazio held several executive roles at Pembina Pipeline Corporation from 2006 to 2020 including, Corporate Controller, Vice President & Treasurer, Vice President Risk and Compliance, Vice President M&A Integrations and Vice President Human Resources. She also held several leadership roles at the Royal Bank of Canada and began her career as an auditor at KPMG Canada. Ms. D’Orazio holds a Bachelor of Commerce degree, specializing in Accounting & Management Information Systems and has her CPA designation from McGill University. She also holds the ICD.D designation granted by the Institute of Corporate Directors from the Rotman School of Management, University of Toronto.

Dr. Volker Berl

Dr. Berl serves as an independent Director of the Company and is also chair of the Corporate Governance and Nominating Committee. Mr. Berl is an avid serial investor and venture builder since 2009. He is the Founder, Managing Partner & CEO of New Age Ventures, a globally active generalist venture studio with a rich portfolio of earlier stage and actively managed investments across healthcare, medical devices, digital health, cleantech, consumer tech and applied artificial intelligence. Prior to this, Dr. Berl was Vice President, Equity Research Pharmaceuticals for Deutsche Bank, and Chief Technology Officer for bioscience company Zymes, LLC. Mr. Berl is an NACD certified director that holds and has held board of director positions for various private and public companies. Dr. Berl holds an MBA in General Management from Concordia University (Canada), a post-doctoral chemistry fellowship from Stanford University (USA), a Ph.D. in Chemistry from the University of Strasbourg (France), a Masters in Chemical Engineering from the École Nationale Supérieure de Chimie, Polymères et Matériaux (France), and an M.Sc. in Chemistry from the Eidgenössische Technische Hochschule (Switzerland).

Jeffrey Barber

Mr. Barber serves as an independent Director of the Company and is also chair of the Compensation Committee and a member of the Audit Committee. Mr. Barber has worked closely with various public company boards and executive teams to assist in capital markets initiatives and advise on go-public transactions, valuations and M&A mandates. Most recently, Mr. Barber was a co-founder and CFO of Hiku Brands until the company’s sale in 2018. From 2012 to 2016, Mr. Barber was a co-founder and managing partner of a boutique M&A advisory firm in Calgary. Prior thereto, Mr. Barber spent many years covering the energy sector on investment banking and research teams at Canaccord Genuity Corp. and Raymond James Ltd. Mr. Barber began his career as an economist with Deloitte LLP. Mr. Barber is a CFA charter holder and holds a master's in finance and economics from the University of Alberta.

Paul Collins

Mr. Collins serves as an independent Director of the Company and is also a member of the Corporate Governance and Nominating Committee. Mr. Collins has over 30 years’ experience advising on company strategy, mergers and acquisitions and corporate finance. From 2014 to 2023, he was Senior Advisor and Partner at Centerview Partners, LLC, where he worked with C-suites and boards on long-term strategic issues and financing in the industrials and chemicals sectors. Prior to joining Centerview, Mr. Collins served as the Vice Chairman of Barclay’s North American Investment Banking Division, Energy and Chemicals from 2008 to 2014. Previously, he held various leadership positions at Lehman Brothers, Merrill Lynch, the Blackstone Group and Salomon Brothers. During his tenure in investment banking, he advised on approximately $190 billion in various transactions worldwide. Mr. Collins holds an Master of Business Administration from the Wharton School, University of Pennsylvania and a civil law degree with honors from the University College in Dublin, Ireland.

Reliance on Certain Exemptions

During the most recently completed financial year, the Company has not relied on certain exemptions set out in NI 52-110, namely section 2.4 (De Minimus Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member), and any exemption, in whole or in part, in Part 8 (Exemptions).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial period was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee charter provides for the Audit Committee to establish the auditors’ fees. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management of the Company believes that the fees negotiated in the past with the auditors of the Company were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

External Auditor Service Fees

The following table sets forth the aggregate fees billed to the Company by the external auditor for services rendered in the fiscal year ended December 31, 2025 and the six month fiscal period ended December 31, 2024.

	FYE 2025		Six Month FYE 2024
Audit Fees(1)		$189,156		$307,141
Audit-Related Fees(2)		$108,386		$35,393
Tax fees(3)	$	Nil	$	Nil
All Other Fees(4)	$	Nil	$	Nil
		$297,542		$342,534

Notes:

1.	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal periods for audit and review fees.

2.	“Audited related fees” consist of fees for comfort letters and related services provided in connection with regulatory filings and financings.

3.	“Tax fees” include the aggregate fees billed in each of the last two fiscal periods for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4.	“All other fees” include the aggregate fees billed in each of the last two fiscal periods for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

Schedule “B”

FORM 58-101F1
CORPORATE GOVERNANCE DISCLOSURE

Item 1: Board Of Directors

Independence

The board of directors of the Company (the “Board”) supervises the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”). Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board.

The Board currently consists of nine (9) directors:

Director	Independence
Robert Cross(1)	Independent
Dr. Andrew Robinson	Not independent
David Park	Not independent
Jeffrey Barber	Independent
Dr. Volker Berl	Independent
Claudia D’Orazio	Independent
Anca Rusu	Independent
Paul Collins	Independent
Karen Narwold	Independent

Notes:

1.	Mr. Cross is the Chair of the Board (the “Chair”).

Seven of the Company’s nine director are “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and two are not independent. Mr. Andrew Robinson is not independent as a result of holding a current executive position as President and Chief Operating Officer of the Company. Mr. David Park is not independent as a result of holding a current executive position as Chief Executive Officer of the Company.

Directors’ Attendance Record

The table below summarizes the number of Board and committee meetings attended by each director during the year ended December 31, 2025. Each director attended 100% of the Board meetings and committee meetings (during which time they were a member), except as described below.

Director	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	HSSE Committee	Overall Attendance
Robert Cross	7 of 7 (100%)	N/A	3 of 3 (100%)	N/A	4 of 4 (100%)	100%
David Park	7 of 7 (100%)	N/A	N/A	N/A	N/A	100%
Dr. Andrew Robinson	7 of 7 (100%)	N/A	N/A	N/A	N/A	100%
Jeffrey Barber	7 of 7 (100%)	4 of 4 (100%)	3 of 3 (100%)	N/A	N/A	100%
Dr. Volker Berl	7 of 7 (100%)	4 of 4 (100%)	1 of 3 (33.3%)(1)	3 of 3 (100%)	N/A	100%
Claudia D’Orazio	6 of 7 (100%)(2)	4 of 4 (100%)	3 of 3 (100%)	3 of 3 (100%)	N/A	94%

Anca Rusu	7 of 7 (100%)	N/A	N/A	3 of 3 (100%)	4 of 4 (100%)	100%
Paul Collins	7 of 7 (100%)	4 of 4 (100%)	N/A	3 of 3 (100%	N/A	100%
Karen Narwold(3)	7 of 7 (100%)	N/A	N/A	N/A	3 of 4 (75%)	100%

Notes:

1.	Mr. Volker Berl stepped down from the Compensation Committee following the March 20, 2025 meeting.

2.	Ms. Claudia D’Orazio missed the special Board Meeting held on October 15, 2025 due to scheduling conflicts.

3.	Ms. Karen Narwold joined the Board on March 19, 2025 and attended 100% of the Board and committee meetings thereafter.

Item 2: Directorships

The following directors of the Company are also currently directors of the following reporting issuers:

Director	Name of Reporting Issuer
Dr. Andrew Robinson	Telescope Innovations Corp.
David Park	Oklo Inc.
Jeffrey Barber	Helium Evolution Corp. Buffalo Potash Corp.
Karen Narwold	Ingevity Corporation Calumet, Inc.

Item 3: Board Mandate

The primary responsibility of the Board is to provide governance and stewardship to the Company. Each of the members of the Board is required to exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct. Its goal is to ensure that the Company continues to operate as a successful business, and to optimize financial returns to increase the Company’s value over time while effectively managing the risks confronting the organization.

Item 4: Position Descriptions

The Board has adopted written position descriptions for the Chair and the CEO to delineate their respective roles and responsibilities.

The responsibilities of the Chair include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Board committees and the individual directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board committees functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser to the CEO and other senior officers; and fostering ethical and responsible decision making by the Board and its individual members. The Chair is also required to coordinate and preside at all meetings of the Board and shareholders, in each case to ensure compliance with applicable law and the Company’s corporate governance practices.

The CEO is to be the leader of an effective and cohesive management team for the Company, set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be the main spokesperson for the Company and ensure that the Company achieves its strategic objectives. The CEO works with, and is accountable to, the Board with due regard to the Board’s requirement to be informed and independent.

Item 5: Orientation and Continuing Education

The Board does not have a formal process for the orientation of new Board members. Comprehensive orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Company’s business and understand the responsibilities and procedures of the Board. Information provided may include the Company’s corporate and organizational structure, recent filings, financial information, governance documents and important policies and procedures.

The Board does not have a formal program for the continuing education of its directors. The Company expects its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Company’s professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Company and the Board.

Item 6: Ethical Business Conduct

The Board has adopted a formal code of ethics. In the Board’s view, the fiduciary duties placed on individual directors by corporate legislation and the common law, and the restrictions placed by corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, along with the Company’s code of business conduct and ethics, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Company promotes an ethical business culture. Directors and officers of the Company are encouraged to conduct themselves and the business of the Company with the utmost honesty and integrity, including disclosing any material interest in considered transactions and agreements. Directors are also encouraged to consult with the Company’s professional advisors with respect to any issues related to ethical business conduct.

Item 7: Nomination of Directors

The Board has adopted the Corporate Governance and Nominating Committee as a formal nomination committee. The identification of potential candidates for nomination as directors of the Company is primarily done by the Corporate Governance and Nominating Committee, but all directors are encouraged to participate in the identification and recruitment of new directors. In the Board’s view, tasking the Corporate Governance and Nominating Committee with the process of identifying and recruiting new candidates for election or appointment as directors, including assessing the competencies and skills of identified individuals, ensures an objective nomination process. Potential candidates are primarily identified through referrals by business contacts.

Item 8: Compensation

The Compensation Committee reviews annually and recommends to the Board compensation for directors and officers. The Compensation Committee may meet more frequently during the year to review compensation matters and may engage third party consultants to assist in evaluating compensation matters, if needed.

The current members of the Compensation Committee are Jeffrey Barber (Chair), Robert Cross and Claudia D’Orazio, all of whom are independent and all of whom have direct experience that is relevant to their responsibilities in executive compensation. For more information, see the heading “Compensation Committee” above.

Item 9: Other Board Committees

The Board does not currently have any standing committees other than the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Health, Safety, Social, Environment Committee (the “HSSE Committee”).

Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	HSSE Committee
Claudia D’Orazio (Chair)	Jeffrey Barber (Chair)	Dr. Volker Berl (Chair)	Anca Rusu (Chair)
Jeffrey Barber	Robert Cross	Anca Rusu	Robert Cross
Dr. Volker Berl	Claudia D’Orazio	Paul Collins	Karen Narwold
Paul Collins	-	Karen Narwold	-

Item 10: Assessments

The Board has implemented a formal process for assessing the effectiveness of the Board, its committees, and individual directors. Such assessments are conducted on an annual basis by a third party, with results of such assessments summarized and communicated to each respective committee chair and the Company Chair, who in turn communicate the results to the Board as a whole.

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